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                              October 7, 2022

       Thomas Mika
       Executive VP and Chief Financial Officer
       POET TECHNOLOGIES INC.
       1107-120 Eglinton Avenue East
       Toronto, Ontario, M4P1E2, Canada

                                                        Re: POET TECHNOLOGIES
INC.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Form 6-K furnished
August 9, 2022
                                                            File No. 001-41319

       Dear Thomas Mika:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 6-K furnished August 9, 2022

       Exhibit 99.1 Press Release , page 2

   1.                                                   We note your press
release includes a section titled- Proforma     Non-IFRS Presentation of
                                                        Operations. Please
explain to us and revise your disclosure in future filings to explain the nature of the amounts
that are not presented in accordance with IFRS. Your disclosure should also include a
reconciliation of those amounts to the most comparable IFRS
                                                        amount. See Rule 100(a)
of Regulation G.


       Form 20-F for the Year Ended December 31, 2021

       Notes to the Consolidated Financial Statements
       Note 5. Joint Venture, page 15
 Thomas Mika
POET TECHNOLOGIES INC.
October 7, 2022
Page 2
2. We note your disclosure that during 2021 you contributed intellectual property to SPX that was independently valued at $22,500,000 and recognized a gain of $2,587,500 equivalent to the Sanan IC's interest in SPX, with the remaining
$19,912,500
      unrecognized gain to be periodically realized as your ownership interest in SPX is reduced. Please explain to us the nature of the intellectual property contributed to the JV and the assumptions used in determining the fair value of the assets. Also, please tell us why this IP does not appear to have been recorded on your balance sheet prior to the contribution.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-
3629 with any questions.



                                                            Sincerely,
FirstName LastNameThomas Mika
                                                            Division of
Corporation Finance
Comapany NamePOET TECHNOLOGIES INC.
                                                            Office of
Manufacturing
October 7, 2022 Page 2
cc:       Mark D. Wood
FirstName LastName